March 5, 2002

Arthur Andersen LLP

711 Louisiana Street,

Suite 1300

Houston, Texas 77002

For the seven months ended July 31, 2001 (on August 1, 2001, GE Capital Loan Services Inc. (GECLS) was merged into GEMSA Loan Services, L.P.), GECLS' servicing of multi-family and commercial mortgage loans has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. GECLS's Fidelity Bond policy provides coverage of up to $25,000,000 and GECLS's Errors and Omissions policy provides coverage of up to $25,000,000 as of July 31, 2001. For other errors and omission liabilities GECLS was self-insured for risks of errors and omissions in the performance of its commercial mortgage loan servicing business by General Electric Capital Corporation, its indirect corporate parent as of July 31, 2001.

Joseph Beggins, Chief Executive Officer